UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of September 2020

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayer’s Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

MATERIAL FACT

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), in accordance with article 157, paragraph 4, of Law No. 6,404/76 and the provisions of CVM Instruction No. 358/02, and in addition to the Material Facts disclosed on July 28, 2020, August 7, 2020 and August 13, 2020, hereby informs its shareholders and the market in general that, upon completion of negotiations held between the Company and Telefônica Brasil S.A., TIM S.A. and Claro S.A. (the “Tenderers”) about the main terms of the sale of Oi’s and its subsidiaries’ mobile telephony business (“Mobile Assets UPI” and the “Oi Companies”, respectively), the Company accepted, on this date, the revised binding offer made jointly by the Tenderers (the “Binding Offer”).

According to the Binding Offer, subject to certain conditions, the Tenderers undertook to acquire the Mobile Assets UPI in case they win the competitive process pursuant to Law No. 11,101/2005 (the Brazilian Reorganization and Bankruptcy Statute, or the “LRF”) for the amount of R$ 16,500,000,000.00, of which R$ 756,000,000.00 refer to transition services to be provided to the Tenderers by Oi for up to 12 months, in addition to the commitment to enter into long-term agreements with Oi for the performance of services of transmission capacity, under “take or pay” modality, the net present value (NPV) of which, calculated for the purposes of and pursuant to the Amendment to the Judicial Reorganization Plan (the “Amendment to the JRP”), is R$ 819 million.

As a result, the Tenderers will be qualified to participate in the competitive process for the sale of the Mobile Assets UPI, with their Binding Offer as stalking horse bid, which shall be reflected in the proposed Amendment to the JRP, to be resolved upon at the General Creditors’ Meeting convened for September 8, 2020 (the “GCM”). The Tenderers shall also be entitled to, at their sole discretion, make an offer higher than the highest amount that may be offered in the referred competitive process (“Right to Top” and the “Highest Bid”), provided that the Tenderers’ new offer is at least 1% higher than the amount equivalent to the sum (a) of the amount offered to be paid in cash, and (b) the net present value (NPV) of the long-term agreements for the performance of capacity services, both included in the Highest Bid.

The Binding Offer is aligned with the implementation of the Strategic Plan for the transformation of the Oi Companies’ operations, which provides for the disposition of the Mobile Assets UPI through a competitive process pursuant to the LRF, to be carried out after the approval of the Amendment to the JRP at a General Creditors’ Meeting and its subsequent ratification by the 7th Corporate Court of Rio de Janeiro. Oi reiterates its commitment to comply with its Strategic Plan and to focus on becoming the largest provider of telecommunications infrastructure in Brazil by expanding fiber optics and high-speed internet, offering businesses solutions and infrastructure to enable the evolution to 5G, with a focus on businesses with greater value-added, growth prospects and a vision for the future.

The Company will keep its shareholders and the market informed of any development regarding the subject matter of this Material Fact.

Rio de Janeiro, September 7, 2020.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

Special Note Regarding Forward-Looking Statements:

This Material Fact contains forward-looking statements. Statements other than historical facts, including statements of the Company’s beliefs and expectations, business strategies, future synergies, cost savings, future costs and future liquidity, are forward-looking statements.. The words “will,” “must,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “predicts,” “plans,” “targets,” “objective,” “projects,” “forecasts” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current view of the Company’s management and are subject to various risks and uncertainties. These statements are based on several assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operating factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to the Company or its affiliates, or people acting on their behalf, are expressly qualified in their entirety by the cautionary notices set forth in this paragraph. No undue reliance should be placed on these statements. Forward-looking statements speak only as of the date on which they were made. Except as otherwise required by federal securities laws of Brazil or of the United States, or by the rules and regulations of the CVM, the SEC, or applicable regulatory authorities of other countries, the Company and its affiliates do not have any intention or obligation to update or publicly announce the results of any revisions to any of its forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting forward-looking statements. However, it is advisable to consult other disclosures made by the Company on matters related to reports and communications filed by the Company within the CVM and the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2020

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer